James Brennan

Vice President Financial Operations

January 13, 2009

By EDGAR and U.S. Mail

Tabatha Akins

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Commonwealth Biotechnologies, Inc.
Amendment No. 1 to Current Report on Form 8-K filed January 6, 2009
File No: 001-13467

Dear Ms. Akins:

On behalf of Commonwealth Biotechnologies, Inc. (“CBI”) and in response to the comments set forth in your letter dated January 8, 2009, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 1 to the captioned Form 8-K (the “Amended Form 8-K”).

1.	We note that your disclosure references the Item 4.01 Form 8-K filed on November 6, 2008. Please note that incorporating by reference the original disclosures in the Item 4.01 8-K is not appropriate. Please amend your filing to include the information disclosed in your original Item 4.01 Form 8-K, filed on November 6, 2008

CBI acknowledges the comment and includes in the Amended Form 8-K all of the information originally disclosed in Item 4.01 of the Form 8-K filed on November 6, 2008.

2.	Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, BDO Seidman, LLP, as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants date their letter.

CBI acknowledges the comment and has filed as Exhibit 16.1 to the Amended Form 8-K, an updated letter from BDO Seidman, LLP, as required by Item 304(a)(3) of Regulation S-K.

CBI also acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) CBI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

James Brennan

Vice President Financial Operations

Thank you in advance for your assistance in reviewing this response and the Amended Form 8-K. Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ James H. Brennan
James H. Brennan

cc:	Richard J. Freer, Ph.D.
Paul D’Sylva, Ph.D.
Bradley A. Haneberg, Esq.
Anthony W. Basch, Esq.
Zachary B. Ring, Esq.